SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934



For the month of,               December                                  2005
                                ---------------------------------        ------
Commission File Number          000-51592
                                ---------------------------------


                                Shore Gold Inc.
-------------------------------------------------------------------------------
                (Translation of registrant's name into English)


   Suite 330, 224 - 4th Avenue South, Saskatoon, Saskatchewan, Canada S7K 5M5
-------------------------------------------------------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

              Form 20-F                     Form 40-F      X
                           ----------------                ----------------


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):


         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

             Yes                              No  X
                  ------------------              ------------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b):  82-_______________

                   DOCUMENTS INCLUDED AS PART OF THIS REPORT


     Document
     --------

         1           By-Law No. 1A

                                                                     DOCUMENT 1

                                SHORE GOLD INC.



                                 BY-LAW NO. 1A
                                 -------------

                                     INDEX
                                     -----

                                                                            Page
                                                                            ----

DEFINITIONS....................................................................4

REGISTERED OFFICE..............................................................4

SEAL...........................................................................4

DIRECTORS......................................................................4
        Number.................................................................4
        Vacancies..............................................................5
        Powers.................................................................5
        Duties.................................................................5
        Qualification..........................................................5
        Term of Office.........................................................5
        Election...............................................................6
        Removal................................................................6
        Vacation of Office.....................................................6
        Validity of Acts.......................................................6

MEETINGS OF DIRECTORS..........................................................6
        Place of Meeting.......................................................6
        Notice.................................................................6
        Waiver of Notice.......................................................7
        Omission of Notice.....................................................7
        Participation by Electronic Means......................................7
        Adjournment............................................................7
        Quorum and Voting......................................................7
        Resolution in Lieu of Meeting..........................................8

COMMITTEES OF DIRECTORS........................................................8
        General................................................................8
        Audit Committee........................................................8

REMUNERATION OF DIRECTORS, OFFICERS AND EMPLOYEES..............................9

SUBMISSION OF CONTRACTS OR TRANSACTIONS TO SHAREHOLDERS FOR APPROVAL...........9

CONFLICT OF INTEREST...........................................................9

FOR THE PROTECTION OF DIRECTORS AND OFFICERS..................................10

INDEMNITIES TO DIRECTORS AND OTHERS...........................................10

OFFICERS......................................................................11
        Appointment of Officers...............................................11
        Removal of Officers and Vacation of Office............................11
        Vacancies.............................................................11
        Chairman of the Board.................................................11
        President.............................................................12
        Vice-President........................................................12
        Secretary.............................................................12
        Treasurer.............................................................12
        Assistant Secretary and Assistant Treasurer...........................12
        Managing Director.....................................................12
        Duties of Officers may be Delegated...................................13

SHAREHOLDERS' MEETINGS........................................................13
        Annual Meeting........................................................13
        Special Meetings......................................................13
        Meeting on Requisition of Shareholders................................13
        Participation in Meetings by Electronic Means.........................13
        Meetings held by Electronic Means.....................................13
        Notice................................................................13
        Waiver of Notice......................................................14
        Omission of Notice....................................................14
        Record Dates..........................................................14
        Chairman of the Meeting...............................................15
        Votes.................................................................15
        Right to Vote.........................................................15
        Proxies...............................................................16
        Adjournment...........................................................17
        Quorum................................................................17
        Resolution in Lieu of Meeting.........................................17

SHARES AND TRANSFERS..........................................................17
        Issuance..............................................................17
        Security Certificates.................................................17
        Agent.................................................................18
        Dealings with Registered Holder.......................................18
        Surrender of Security Certificates....................................18
        Defaced, Destroyed, Stolen or Lost Security Certificates..............18
        Enforcement of Lien for Indebtedness..................................18

DIVIDENDS.....................................................................19

VOTING SECURITIES IN OTHER BODIES CORPORATE...................................19

NOTICES, ETC..................................................................20
        Service...............................................................20
        Failure to Locate Shareholders........................................20
        Shares Registered in More than one Name...............................20

        Persons Becoming Entitled by Operation of Law.........................20
        Deceased Shareholder..................................................20
        Signatures to Notices.................................................21
        Computation of Time...................................................21
        Proof of Service......................................................21

CHEQUES, DRAFTS, NOTES, ETC...................................................21

CUSTODY OF SECURITIES.........................................................21

EXECUTION OF CONTRACTS, ETC...................................................21

FISCAL PERIOD.................................................................22

EFFECTIVE DATE; REPEAL OF BY-LAW NO. 1........................................22

                                SHORE GOLD INC.

                                 BY-LAW NO. 1A
                                 -------------


         A by-law relating generally to the conduct of the business and affairs of Shore Gold Inc. (hereinafter called the "Corporation").

         IT IS HEREBY ENACTED as a by-law of the Corporation as follows:


                                  DEFINITIONS
                                  -----------

1. In this by-law and all other by-laws of the Corporation, unless the context otherwise specifies or requires:

(a) "Act" means the Canada Business Corporations Act and the regulations made thereunder, as from time to time amended, and in the case of such amendment any reference in the by-laws shall be read as referring to the amended provisions thereof;

(b)      "board" means the board of directors of the Corporation;

(c) "by-laws" means the by-laws of the Corporation from time to time in force and effect;

(d) all terms contained in the by-laws which are defined in the Act shall have the meanings given to such terms in the Act;

(e) words importing the singular number only shall include the plural and vice versa; words importing the masculine gender shall include the feminine and neuter genders; and

(f) the headings used in the by-laws are inserted for reference purposes only and are not to be considered or taken into account in construing the terms or provisions thereof or to be deemed in any way to clarify, modify or explain the effect of any such terms or provisions.

                               REGISTERED OFFICE
                               -----------------

2. The Corporation shall at all times have a registered office in the province in Canada specified in its articles. The directors of the Corporation may change the place and address of the registered office within the province specified in its articles.

                                      SEAL
                                      ----

3. The corporate seal of the Corporation shall be such as the directors may by resolution from time to time adopt.

                                   DIRECTORS
                                   ---------

4. Number. The number of directors shall be the number fixed by the articles, or where the articles specify a variable number, the number shall be not less than the minimum and not more than the maximum number so specified and shall be determined from time to time within such limits by resolution of the board of directors. Subject to section 105 of the Act, at least 25 percent of the directors of the Corporation shall be resident Canadians, provided that if the Corporation has fewer than four directors, at least one director shall be a resident Canadian.

5. Vacancies. Subject to section 111 of the Act, a quorum of directors may fill a vacancy among the directors, except a vacancy resulting from an increase in the number or the minimum or maximum number of directors or from a failure to elect the number or minimum number of directors provided for in the articles. If there is not a quorum of directors, or if there has been a failure to elect the number or minimum number of directors provided for in the articles, the directors then in office shall without delay call a special meeting of shareholders to fill the vacancy and, if they fail to call a meeting or if there are no directors then in office, the meeting may be called by any shareholder. If the shareholders have adopted an amendment to the articles to increase the number or minimum number of directors, and have not, at the meeting at which they adopted the amendment, elected an additional number of directors authorized by the amendment, the directors then in office shall forthwith call a special meeting of shareholders to fill the vacancy.

         A director appointed or elected to fill a vacancy holds office for the unexpired term of his predecessor.

6. Powers. Subject to any unanimous shareholder agreement, the directors shall manage, or supervise the management of, the business and affairs of the Corporation and may exercise all such powers and do all such acts and things as may be exercised or done by the Corporation and are not by the Act, the articles, the by-laws, any special resolution of the Corporation, a unanimous shareholder agreement or by statute expressly directed or required to be done in some other manner.

7. Duties. Every director and officer of the Corporation in exercising his powers and discharging his duties shall:

(a) act honestly and in good faith with a view to the best interests of the Corporation; and

(b) exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

8. Qualification. The following persons are disqualified from being a director of the Corporation:

(a)      anyone who is less than 18 years of age;

(b) anyone who is of unsound mind and has been so found by a court in Canada or elsewhere;

(c)      a person who is not an individual; and

(d)      a person who has the status of bankrupt.

         Unless the articles otherwise provide, a director of the Corporation is not required to hold shares issued by the Corporation.

9. Term of Office. A director's term of office (subject to the provisions, if any, of the Corporation's articles or any unanimous shareholder agreement, and subject to his election for an expressly stated term) shall be from the date of the meeting at which he is elected or appointed until the close of the first annual meeting of shareholders following his election or appointment or until his successor is elected or appointed.

10. Election. Subject to section 107 of the Act, shareholders of the Corporation shall, by ordinary resolution at the first meeting of shareholders and at each succeeding annual meeting at which an election of directors is required, elect directors to hold office for a term expiring not later than the close of the third annual meeting of shareholders following the election. A director not elected for an expressly stated term ceases to hold office at the close of the first annual meeting of shareholders following his election but, if qualified, is eligible for re-election. If directors are not elected at a meeting of shareholders, the incumbent directors continue in office until their successors are elected.

         If a meeting of shareholders fails to elect the number or the minimum number of directors required by the articles by reason of the lack of consent, disqualification, incapacity or death of any candidates, the directors elected at that meeting may exercise all the powers of the directors if the number of directors so elected constitutes a quorum.

11. Removal. Subject to sections 107 and 109 of the Act, the shareholders of the Corporation may by ordinary resolution at a special meeting remove any director from office before the expiration of his term of office and may, by a majority of votes cast at the meeting, elect any person in his stead for the remainder of his term.

12. Vacation of Office. A director of the Corporation ceases to hold office when:

(a)      he dies or resigns;

(b)      he is removed from office; or

(c)      he becomes disqualified.

                  A resignation of a director becomes effective at the time a written resignation is sent to the Corporation, or at the time specified in the resignation, whichever is later.

13. Validity of Acts. An act of a director or officer is valid notwithstanding an irregularity in his election or appointment or a defect in his qualification.

                             MEETINGS OF DIRECTORS
                             ---------------------

14. Place of Meeting. Unless the articles otherwise provide, meetings of directors and of any committee of directors may be held at any place. A meeting of directors may be convened by the Chairman of the Board (if any), the President or any director at any time and the Secretary shall upon direction of any of the foregoing convene a meeting of directors.

15. Notice. Notice of the time and place for the holding of any meeting of directors or any committee of directors shall be sent to each director not later than the date that is two days before the date of the meeting; provided that the meetings of directors or of any committee of directors may be held at any time without notice if all the directors are present or deemed to be present (except where a director attends a meeting, or takes any steps which constitute deemed attendance at such meeting, for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called) or if all the absent directors have waived notice. The notice of a meeting of directors shall specify any matter referred to in subsection (3) of section 115 of the Act that is to be dealt with at the meeting, but need not specify the purpose or the business to be transacted at the meeting.

         For the first meeting of directors to be held following the election of directors at an annual or special meeting of the shareholders or for a meeting of directors at which a director is appointed to fill a vacancy in the board, no notice of such meeting need be given to the newly elected or appointed director or directors in order for the meeting to be duly constituted, provided a quorum of the directors is present.

16. Waiver of Notice. Notice of any meeting of directors or of any committee of directors or the time for the giving of any such notice or any irregularity in any meeting or in the notice thereof may be waived by any director in any manner and any such waiver may be validly given either before or after the meeting to which such waiver relates. Attendance, or deemed attendance, of a director at any meeting of directors or of any committee of directors is a waiver of notice of the meeting, except where a director attends a meeting, or takes any steps which constitute deemed attendance at such meeting, for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

17. Omission of Notice. The accidental omission to give notice of any meeting of directors or of any committee of directors to or the non-receipt of any notice by any person shall not invalidate any resolution passed or any proceeding taken at such meeting.

18. Participation by Electronic Means. A director may, if all the directors of the Corporation consent, participate in a meeting of directors or of any committee of directors by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting, and a director participating in a meeting by those means is deemed for the purposes of the Act and the by-laws to be present at that meeting. Any such consent of a director may be validly given before or after the meeting to which it relates and may be given with respect to all meetings of directors or of any committees of directors held while a director holds office.

19. Adjournment. Any meeting of directors or of any committee of directors may be adjourned from time to time by the chairman of the meeting, with the consent of the meeting, to a fixed time and place. Notice of an adjourned meeting of directors or committee of directors is not required to be given if the time and place of the adjourned meeting is announced at the original meeting. Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and a quorum is present thereat. The directors who formed a quorum at the original meeting are not required to form the quorum at the adjourned meeting. If there is no quorum present at the adjourned meeting, the original meeting shall be deemed to have terminated forthwith after its adjournment. Any business may be brought before or dealt with at the adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same.

20. Quorum and Voting. Subject to the articles, a majority of directors constitutes a quorum at any meeting of directors and, notwithstanding any vacancy among the directors, a quorum of directors may exercise all the powers of the directors. Subject to subsections (3) and (4) of section 114 of the Act, directors shall not transact business at a meeting of directors unless a quorum is present and at least 25 percent of the directors present are resident Canadians or, if the Corporation has fewer than four directors, at least one of the directors present is a resident Canadian. Questions arising at any meeting of directors shall be decided by a majority of votes. In the case of an equality of votes, the chairman of the meeting shall not have a second or casting vote in addition to his original vote.

21. Resolution in Lieu of Meeting. A resolution in writing, signed by all the directors entitled to vote on that resolution at a meeting of directors or committee of directors, is as valid as if it had been passed at a meeting of directors or committee of directors.

                            COMMITTEES OF DIRECTORS
                            -----------------------

22. General. The directors may from time to time appoint from their number a managing director, who must be a resident Canadian, or a committee of directors, and may delegate to the managing director or such committee any of the powers of the directors, except that no managing director or committee shall have the authority to:

(a) submit to the shareholders any question or matter requiring the approval of the shareholders;

(b) fill a vacancy among the directors or in the office of auditor, or appoint additional directors;

(c)      issue securities except as authorized by the directors;

(d) issue shares of a series under section 27 of the Act except as authorized by the directors;

(e)      declare dividends;

(f) purchase, redeem or otherwise acquire shares issued by the Corporation;

(g) pay a commission referred to in section 41 of the Act except as authorized by the directors;

(h)      approve a management proxy circular;

(i)      approve a take-over bid circular or directors' circular;

(j) approve any annual financial statements to be placed before the shareholders of the Corporation; or

(k)      adopt, amend or repeal by-laws of the Corporation.

23. Audit Committee. Subject to subsection (2) of section 171 of the Act, if the corporation is a distributing corporation, any of the issued securities of which remain outstanding and are held by more than one person, the directors shall elect annually from among their number an audit committee to be composed of not fewer than three directors, a majority of whom are not officers or employees of the Corporation or any of its affiliates.

         Each member of the audit committee shall serve during the pleasure of the board of directors and, in any event, only so long as he shall be a director. The directors may fill vacancies in the audit committee by election from among their number.

         The audit committee shall have power to fix its quorum at not less than a majority of its members and to determine its own rules of procedure subject to any regulations imposed by the board of directors from time to time and to the following paragraph.

         The auditor of the Corporation is entitled to receive notice of every meeting of the audit committee and, at the expense of the Corporation, to attend and be heard thereat, and, if so requested by a member of the audit committee, shall attend every meeting of the committee held during the term of office of the auditor. The auditor of the Corporation or any member of the audit committee may call a meeting of the committee.

         The audit committee shall review the financial statements of the Corporation prior to approval thereof by the board and shall have such other powers and duties as may from time to time by resolution be assigned to it by the board.

               REMUNERATION OF DIRECTORS, OFFICERS AND EMPLOYEES
               -------------------------------------------------

24. Subject to the articles or any unanimous shareholder agreement, the directors of the Corporation may fix the remuneration of the directors of the Corporation and such remuneration shall be in addition to the salary paid to any officer or employee of the Corporation who is also a director. The directors may also by resolution award special remuneration to any director in undertaking any special services on the Corporation's behalf other than the routine work ordinarily required of a director of the Corporation. The confirmation of any such resolution by the shareholders shall not be required. The directors, officers and employees shall also be entitled to be paid their travelling and other expenses properly incurred by them in connection with the affairs of the Corporation.

                   SUBMISSION OF CONTRACTS OR TRANSACTIONS TO
                   ------------------------------------------
                           SHAREHOLDERS FOR APPROVAL
                           -------------------------

25. The directors in their discretion may submit any contract, act or transaction for approval, ratification or confirmation at any annual meeting of the shareholders or at any special meeting of the shareholders called for the purpose of considering the same and any contract, act or transaction that shall be approved, ratified or confirmed by resolution passed by a majority of the votes cast at any such meeting (unless any different or additional requirement is imposed by the Act or by the Corporation's articles or any other by-law) shall be as valid and as binding upon the Corporation and upon all the shareholders as though it had been approved, ratified and/or confirmed by every shareholder of the Corporation.

                              CONFLICT OF INTEREST
                              --------------------

26. A director or an officer of the Corporation who is a party to a material contract or material transaction, whether made or proposed, with the Corporation, or is a director or an officer, or an individual acting in a similar capacity, of or has a material interest in a party to such a contract or transaction, shall disclose the nature and extent of his interest at the time and in the manner provided in the Act. Except as provided in the Act, no such director of the Corporation shall vote on any resolution to approve such contract or transaction. A contract or transaction for which disclosure is required is not invalid, and the director or officer is not accountable to the Corporation or its shareholders for any profit realized from the contract or transaction, because of the directors or officers interest in the contract or transaction or because the director was present or was counted to determine whether a quorum existed at the meeting of directors or committee of directors that considered the contract or transaction, if the director or officer disclosed his interest in accordance with the provisions of the Act and the contract or transaction was approved by the directors, and it was reasonable and fair to the Corporation when it was approved. Even if these conditions are not met, a director or officer, acting honestly and in good faith, is not accountable to the Corporation or to its shareholders for any profit realized from a contract or transaction for which disclosure is required, and the contract or transaction is not invalid by reason only of the interest of the director or officer in the contract or transaction if the contract or transaction is approved or confirmed by special resolution at a meeting of the shareholders, disclosure of the interest was made to the shareholders in a manner sufficient to indicate its nature before the contract or transaction was approved or confirmed and the contract or transaction was reasonable and fair to the Corporation when it was approved or confirmed.

                  FOR THE PROTECTION OF DIRECTORS AND OFFICERS
                  --------------------------------------------

27. No director or officer for the time being of the Corporation shall be liable for the acts, receipts, neglects or defaults of any other director or officer or employee or for joining in any receipt or act for conformity or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by the Corporation or for or on behalf of the Corporation or for the insufficiency or deficiency of any security in or upon which any of the monies of or belonging to the Corporation shall be placed out or invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person, firm or corporation including any person, firm or corporation with whom or which any monies, securities or effects shall be lodged or deposited or for any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any monies, securities or other assets belonging to the Corporation or for any other loss, damage or misfortune whatever which may happen in the execution of the duties of his respective office of trust or in relation thereto, unless the same shall happen by or through his failure to exercise the powers and to discharge the duties of his office honestly, in good faith with a view to the best interests of the Corporation, and in connection therewith to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, provided that nothing herein contained shall relieve a director or officer from the duty to act in accordance with the Act or relieve him from liability under the Act. The directors for the time being of the Corporation shall not be under any duty or responsibility in respect of any contract, act or transaction whether or not made, done or entered into in the name or on behalf of the Corporation, except such as shall have been submitted to and authorized or approved by the directors. If any director or officer of the Corporation shall be employed by or shall perform services for the Corporation otherwise than as a director or officer or shall be a member of a firm or a shareholder, director or officer of a body corporate which is employed by or performs services for the Corporation, the fact of his being a shareholder, director or officer of the Corporation or body corporate or member of the firm shall not disentitle such director or officer or such firm or body corporate, as the case may be, from receiving proper remuneration for such services.

                      INDEMNITIES TO DIRECTORS AND OTHERS
                      -----------------------------------

28. (1) Subject to section 124 of the Act, except in respect of an action by or on behalf of the Corporation or other entity to procure a judgment in its favour, the Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation or another individual who acts or acted at the Corporation's request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Corporation or other entity.

         (2) The Corporation shall advance moneys to a director, officer or other individual for the costs, charges and expenses of a proceeding referred to in paragraph (1). The individual shall repay the moneys if the individual does not fulfill the conditions of paragraph (3).

         (3) The Corporation shall not indemnify an individual under paragraph
(1) unless the individual:

(a) acted honestly and in good faith with a view to the best interests of the Corporation, or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the Corporation's request; and

(b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual's conduct was lawful.

         (4) The Corporation shall, with the approval of a court, indemnify an individual referred to in paragraph (1), or advance moneys under paragraph (2), in respect of an action by or on behalf of the Corporation or other entity to procure a judgment in its favour, to which the individual is made a party because of the individual's association with the Corporation or other entity as described in paragraph (1) against all costs, charges and expenses reasonably incurred by the individual in connection with such action, if the individual fulfills the conditions set out in paragraph (3).

                                    OFFICERS
                                    --------

29. Appointment of Officers. Subject to the articles or any unanimous shareholder agreement, the directors annually or as often as may be required may appoint from among themselves a Chairman of the Board and shall appoint a President and a Secretary and if deemed advisable may appoint one or more Vice-Presidents, a Treasurer and one or more Assistant Secretaries and/or one or more Assistant Treasurers. None of such officers except the Chairman of the Board need be a director of the Corporation although a director may be appointed to any office of the Corporation. Two or more offices of the Corporation may be held by the same person. In case and whenever the same person holds the offices of Secretary and Treasurer he may but need not be known as the Secretary-Treasurer. The directors may from time to time appoint such other officers, employees and agents as they shall deem necessary who shall have such authority and shall perform such functions and duties as may from time to time be prescribed by resolution of the directors. The directors may from time to time and subject to the provisions of the Act, vary, add to or limit the duties and powers of any officer.

30. Removal of Officers and Vacation of Office. Subject to the articles or any unanimous shareholder agreement, all officers, employees and agents, in the absence of agreement to the contrary, shall be subject to removal by resolution of the directors at any time, with or without cause.

         An officer of the Corporation ceases to hold office when he dies, resigns or is removed from office. A resignation of an officer becomes effective at the time a written resignation is sent to the Corporation, or at the time specified in the resignation, whichever is later.

31. Vacancies. If the office of President, Vice-President, Secretary, Assistant Secretary, Treasurer, Assistant Treasurer, or any other office created by the directors pursuant to paragraph 29 hereof shall be or become vacant by reason of death, resignation or in any other manner whatsoever, the directors shall, in the case of the President and Secretary, and may, in the case of any other officers, appoint an individual to fill such vacancy.

32. Chairman of the Board. The Chairman of the Board (if any) shall, if present, preside as chairman at all meetings of the board and of shareholders. He shall sign such contracts, documents or instruments as require his signature and shall have such other powers and shall perform such other duties as may from time to time be assigned to him by resolution of the directors.

33. President. The President shall be the chief executive officer of the Corporation (except as may otherwise be specified by the board of directors) and shall, subject to the direction of the board of directors, exercise general supervision and control over the business and affairs of the Corporation. In the absence of the Chairman of the Board (if any), and if the President is also a director of the Corporation, the President shall, when present, preside as chairman at all meetings of directors and shareholders. He shall sign such contracts, documents or instruments as require his signature and shall have such other powers and shall perform such other duties as may from time to time be assigned to him by resolution of the directors or as are incident to his office.

34. Vice-President. The Vice-President or, if more than one, the Vice-Presidents in order of seniority, shall be vested with all the powers and shall perform all the duties of the President in the absence or inability or refusal to act of the President, provided, however, that a Vice-President who is not a director shall not preside as chairman at any meeting of directors or shareholders. The Vice-President or, if more than one, the Vice-Presidents shall sign such contracts, documents or instruments as require his or their signatures and shall also have such other powers and shall perform such other duties as may from time to time be assigned to him or them by resolution of the directors.

35. Secretary. The Secretary shall give or cause to be given notices for all meetings of directors, any committee of directors and shareholders when directed to do so and shall, subject to the provisions of the Act, maintain the records referred to in subsections (1), (2) and (3) of section 20 of the Act. He shall sign such contracts, documents or instruments as require his signature and shall have such other powers and shall perform such other duties as may from time to time be assigned to him by resolution of the directors or as are incident to his office.

36. Treasurer. Subject to the provisions of any resolution of the directors, the Treasurer shall have the care and custody of all the funds and securities of the Corporation and shall deposit the same in the name of the Corporation in such bank or banks or with such other depositary or depositaries as the directors may by resolution direct. He shall prepare and maintain adequate accounting records. He shall sign such contracts, documents or instruments as require his signature and shall have such other powers and shall perform such other duties as may from time to time be assigned to him by resolution of the directors or as are incident to his office. He may be required to give such bond for the faithful performance of his duties as the directors in their uncontrolled discretion may require and no director shall be liable for failure to require any such bond or for the insufficiency of any such bond or for any loss by reason of the failure of the Corporation to receive any indemnity thereby provided.

37. Assistant Secretary and Assistant Treasurer. The Assistant Secretary or, if more than one, the Assistant Secretaries in order of seniority, and the Assistant Treasurer or, if more than one, the Assistant Treasurers in order of seniority, shall be vested with all the powers and shall perform all the duties of the Secretary and Treasurer, respectively, in the absence or inability or refusal to act of the Secretary or Treasurer as the case may be. The Assistant Secretary or, if more than one, the Assistant Secretaries and the Assistant Treasurer or, if more than one, the Assistant Treasurers shall sign such contracts, documents or instruments as require his or their signatures respectively and shall have such other powers and shall perform such other duties as may from time to time be assigned to him or them by resolution of the directors.

38. Managing Director. The directors may from time to time appoint from their number a Managing Director who must be a resident Canadian and may delegate to the Managing Director any of the powers of the directors subject to the limits on authority provided by subsection (3) of section 115 of the Act. The Managing Director shall conform to all lawful orders given to him by the directors of the Corporation and shall at all reasonable times give to the directors or any of them all information they may require regarding the affairs of the Corporation. Any agent or employee appointed by the Managing Director shall be subject to discharge by the directors.

39. Duties of Officers may be Delegated. In case of the absence or inability or refusal to act of any officer of the Corporation or for any other reason that the directors may deem sufficient, the directors may delegate all or any of the powers of such officer to any other officer or to any director for the time being.

                             SHAREHOLDERS' MEETINGS
                             ----------------------

40. Annual Meeting. Subject to section 132 of the Act, the annual meeting of shareholders shall be held at the registered office of the Corporation or at a place elsewhere within Canada (or outside Canada if the place is specified in the articles) determined by the directors on such day in each year and at such time as the directors may determine.

41. Special Meetings. The directors of the Corporation may at any time call a special meeting of shareholders to be held on such day and at such time and, subject to section 132 of the Act, at such place within Canada (or outside Canada if the place is specified in the articles) as the directors may determine.

42. Meeting on Requisition of Shareholders. The holders of not fewer than five percent of the issued shares of the Corporation that carry the right to vote at a meeting of shareholders sought to be held may requisition the directors to call a meeting of shareholders for the purposes stated in the requisition. The requisition shall state the business to be transacted at the meeting and shall be sent to each director and to the registered office of the Corporation. Subject to subsection (3) of section 143 of the Act, upon receipt of the requisition, the directors shall call a meeting of shareholders to transact the business stated in the requisition. If the directors do not within 21 days after receiving the requisition call a meeting, any shareholder who signed the requisition may call the meeting.

43. Participation in Meetings by Electronic Means. Any person entitled to attend a meeting of shareholders may participate in the meeting by means of telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting if the Corporation has made available such a communication facility and a person participating in a meeting by those means is deemed for the purposes of the Act and the by-laws to be present at the meeting.

44. Meetings held by Electronic Means. If the directors or the shareholders of the Corporation call a meeting of shareholders pursuant to the Act, those directors or shareholders, as the case may be, may determine that the meeting shall be held, in accordance with the Act, entirely by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting.

45. Notice. A notice stating the day, hour and place of meeting and if special business is to be transacted thereat, stating (i) the nature of that business in sufficient detail to permit the shareholder to form a reasoned judgment on that business and (ii) the text of any special resolution to be submitted to the meeting, shall be sent to each shareholder entitled to vote at the meeting, who on the record date for notice is registered on the records of the Corporation or its transfer agent as a shareholder, to each director of the Corporation and to the auditor of the Corporation not later than the date that is 21 days, and not earlier than the date that is 60 days, before the date of every meeting, provided that a meeting of shareholders may be held for any purpose on any day and at any time and, subject to section 132 of the Act, at any place without notice if all the shareholders and all other persons entitled to attend such meeting are, or are deemed to be, present in person or represented by proxy at the meeting (except where a shareholder or other person attends the meeting, or takes any steps which constitute deemed attendance at such meeting, for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called) or if all the shareholders and all other persons entitled to attend such meeting and not present (or deemed to be present) in person nor represented by proxy thereat waive notice of the meeting.

         A director of the Corporation is entitled to receive notice of and to attend and be heard at every meeting of shareholders of the Corporation.

         The auditor of the Corporation is entitled to receive notice of every meeting of shareholders of the Corporation and, at the expense of the Corporation, to attend and be heard at every meeting on matters relating to his duties as auditor.

46. Waiver of Notice. Notice of any meeting of shareholders or the time for the giving of any such notice or any irregularity in any meeting or in the notice thereof may be waived by any shareholder, the duly appointed proxy of any shareholder, any director or the auditor of the Corporation in any manner and any such waiver may be validly given either before or after the meeting to which such waiver relates. Attendance, or deemed attendance, of a shareholder or any other person entitled to attend at a meeting of shareholders is a waiver of notice of the meeting, except when he attends a meeting, or taken any steps which constitute deemed attendance at such meeting, for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

47. Omission of Notice. The accidental omission to give notice of any meeting of shareholders to or the non-receipt of any notice by any person shall not invalidate any resolution passed or any proceeding taken at any such meeting.

48. Record Dates. Subject to subsection (3) of section 134 of the Act, the directors may, within the period prescribed by the Act, fix in advance a date as the record date for the determination of shareholders (i) entitled to receive payment of a dividend, (ii) entitled to participate in a liquidation distribution, (iii) entitled to receive notice of a meeting of shareholders,
(iv) entitled to vote at a meeting of shareholders, or (v) for any other purpose.

         If no record date is fixed,

(a) the record date for the determination of shareholders entitled to receive notice of a meeting of shareholders shall be

         (i) at the close of business on the day immediately preceding the day on which the notice is given; or

         (ii)     if no notice is given, the day on which the meeting is held;
                  and

(b) the record date for the determination of shareholders for any purpose other than to establish a shareholder's right to receive notice of a meeting or to vote shall be at the close of business on the day on which the directors pass the resolution relating to that purpose.

49. Chairman of the Meeting. In the absence of the Chairman of the Board (if any), the President and any Vice-President who is a director, the shareholders present, or deemed to be present, entitled to vote shall elect another director as chairman of the meeting and if no director is present, or deemed to be present, or if all the directors present, or deemed to be present, decline to take the chair then the shareholders present, or deemed to be present, shall elect one of their number to be chairman.

50. Votes. Votes at meetings of shareholders may be given either personally or by proxy. Subject to subsection (3) of section 141 of the Act, every question submitted to any meeting of shareholders shall be decided on a show of hands or by signifying by any telephonic, electronic or other communication facility that the Corporation or shareholders calling such meeting has made available, if any, except when a ballot is required by the chairman of the meeting or is demanded by a shareholder or proxyholder entitled to vote at the meeting. A shareholder or proxyholder may demand a ballot either before or on the declaration of the result of any vote by a show of hands or by signifying by telephonic, electronic or other communication facility, as applicable. At every meeting at which he is entitled to vote, every shareholder present, or deemed to be present, on his own behalf and every proxyholder present, or deemed to be present, shall have one vote either by a show of hands or by signifying by telephone, electronic or other communication facility, as applicable. Upon a ballot at which he is entitled to vote every shareholder present, or deemed to be present, on his own behalf or by proxy shall (subject to the provisions, if any, of the articles) have one vote for every share registered in his name. In the case of an equality of votes under this paragraph, the chairman of the meeting shall not have a second or casting vote in addition to the vote or votes to which he may be entitled as a shareholder or proxyholder.

         At any meeting, unless a ballot is demanded by a shareholder or proxyholder entitled to vote at the meeting, either before or after any vote by a show of hands or by signifying by telephonic, electronic or other communication facility, as applicable, a declaration by the chairman of the meeting that a resolution has been carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact without proof of the number or proportion of votes recorded in favour of or against the resolution.

         If at any meeting a ballot is demanded on the election of a chairman for the meeting or on the question of adjournment or termination, the ballot shall be taken forthwith without adjournment. If a ballot is demanded on any other question or as to the election of directors, the ballot shall be taken in such manner and either at once or later at the meeting or after adjournment as the chairman of the meeting directs and as provided by the telephonic, electronic or communication facility through which votes may be cast, if any. The result of a ballot shall be deemed to be the resolution of the meeting at which the ballot was demanded. A demand for a ballot may be withdrawn.

51. Right to Vote. Unless the articles otherwise provide, each share of the Corporation entitles the holder of it to one vote at a meeting of shareholders.

         Where a body corporate or association is a shareholder of the Corporation, any individual authorized by a resolution of the directors or governing body of the body corporate or association to represent it at meetings of shareholders of the Corporation is the person entitled to vote at all such meetings of shareholders in respect of the shares held by such body corporate or association.

         Where a person holds shares as a personal representative, such person or his proxy is the person entitled to vote at all meetings of shareholders in respect of the shares so held by him.

         Where a person mortgages, pledges or hypothecates his shares, such person or his proxy is the person entitled to vote at all meetings of shareholders in respect of such shares so long as such person remains the registered owner of such shares unless, in the instrument creating the mortgage, pledge or hypothec, he has expressly empowered the person holding the mortgage, pledge or hypothec to vote in respect of such shares, in which case, subject to the articles, such holder or his proxy is the person entitled to vote in respect of the shares.

         Where two or more persons hold shares jointly, one of those holders present, or deemed to be present, at a meeting of shareholders may in the absence of the others vote the shares, but if two or more of those persons are present, or deemed to be present, on their own behalf or by proxy, vote, they shall vote as one on the shares jointly held by them.

52. Proxies. Every shareholder, including a shareholder that is a body corporate, entitled to vote at a meeting of shareholders may by means of a proxy appoint a proxyholder or one or more alternate proxyholders, who are not required to be shareholders, to attend and act at the meeting in the manner and to the extent authorized by the proxy and with the authority conferred by the proxy.

         An instrument appointing a proxyholder shall be in written form executed by the shareholder or by his duly authorized attorney or be in the form of an electronic document executed as contemplated by the Act by the shareholder or by his duly authorized attorney and shall conform with the requirements of the Act and is valid only at the meeting in respect of which it is given or any adjournment of that meeting.

         An instrument appointing a proxyholder may be in the following form or in any other form which complies with the requirements of the Act:

         The undersigned shareholder of Shore Gold Inc. hereby appoints _________________ of _________________, whom failing,
         __________________ of __________________ as the nominee of the undersigned to attend and act for and on behalf of the undersigned at the meeting of the shareholders of the said Corporation to be held on the ____ day of ________, 20__ and at any adjournment thereof in the same manner, to the same extent and with the same power as if the undersigned were personally present at the said meeting or such adjournment thereof.

         Dated the ____ day of __________, 20__.

                                                 ______________________________
                                                 Signature of Shareholder

         The directors may specify in a notice calling a meeting of shareholders a time not exceeding 48 hours, excluding Saturdays and holidays, preceding the meeting or an adjournment of the meeting before which time proxies to be used at the meeting must be deposited with the Corporation or its agent.

         The chairman of the meeting of shareholders may in his discretion accept telephonic, electronic, written or any other communication as to the authority of anyone claiming to vote on behalf of and to represent a shareholder notwithstanding that no instrument of proxy conferring such authority has been deposited with the Corporation, and any votes given in accordance with such communication accepted by the chairman of the meeting shall be valid and shall be counted.

53. Adjournment. The chairman of the meeting may with the consent of the meeting adjourn any meeting of shareholders from time to time to a fixed time and place and if the meeting is adjourned by one or more adjournments for an aggregate of less than 30 days it is not necessary to give notice of the adjourned meeting other than by announcement at the earliest meeting that is adjourned. If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of 30 days or more, notice of the adjourned meeting shall be given as for an original meeting but, unless the meeting is adjourned by one or more adjournments for an aggregate of more than 90 days, subsection (1) of section 149 of the Act does not apply.

         Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and a quorum is present thereat. The persons who formed a quorum at the original meeting are not required to form the quorum at the adjourned meeting. If there is no quorum present at the adjourned meeting, the original meeting shall be deemed to have terminated forthwith after its adjournment. Any business may be brought before or dealt with at any adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same.

54. Quorum. Two persons present, or deemed to be present, and each holding or representing by proxy at least one issued share of the Corporation shall be a quorum of any meeting of shareholders for the election of a chairman of the meeting and for the adjournment of the meeting to a fixed time and place but not for the transaction of any other business; for all other purposes two persons present and holding or representing by proxy not fewer than 5 percent of the shares entitled to vote at the meeting shall be a quorum. If a quorum is obtained at the opening of a meeting of shareholders, the shareholders present, or deemed to be present, may proceed with the business of the meeting, notwithstanding that a quorum is not maintained throughout the meeting.

         Notwithstanding the foregoing, if the Corporation has only one shareholder, or one shareholder holding a majority of the shares entitled to vote at the meeting, that shareholder present, or deemed to be present, on his own behalf or by proxy constitutes a meeting and a quorum for such meeting.

55. Resolution in Lieu of Meeting. A resolution in writing signed by all the shareholders entitled to vote on that resolution is as valid as if it had been passed at a meeting of the shareholders.

                              SHARES AND TRANSFERS
                              --------------------

56. Issuance. Subject to the articles, any unanimous shareholder agreement and to section 28 of the Act, shares in the Corporation may be issued at the times and to the persons and for the consideration that the directors determine; provided that a share shall not be issued until the consideration for the share is fully paid in money or in property or past service that is not less in value than the fair equivalent of the money that the Corporation would have received if the share had been issued for money.

57. Security Certificates. A security holder is entitled at his option to a security certificate that complies with the Act or a non-transferable written acknowledgment of his right to obtain a security certificate from the Corporation in respect of the securities of the Corporation held by him. Security certificates shall (subject to compliance with section 49 of the Act) be in such form as the directors may from time to time by resolution approve and such certificates shall be signed manually, or the signature shall be printed or otherwise mechanically reproduced on the certificate, by at least one director or officer of the Corporation or by or on behalf of the registrar, transfer agent or branch transfer agent of the Corporation, or by a trustee who certifies it in accordance with a trust indenture, and any additional signatures required on a security certificate may be printed or otherwise mechanically reproduced thereon. If a security certificate contains a printed or mechanically reproduced signature of a person, the Corporation may issue the security certificate, notwithstanding that the person has ceased to be a director or an officer of the Corporation, and the security certificate is as valid as if he were a director or an officer at the date of its issue.

58. Agent. The directors may from time to time by resolution appoint or remove an agent to maintain a central securities register and a branch securities register.

59. Dealings with Registered Holder. Subject to the Act, the Corporation may treat the registered owner of a security as the person exclusively entitled to vote, to receive notices, to receive any interest, dividends or other payments in respect of the security, and otherwise to exercise all the rights and powers of an owner of the security.

60. Surrender of Security Certificates. Subject to the Act, no transfer of a security issued by the Corporation shall be registered unless or until the security certificate representing the security to be transferred has been presented for registration or, if no security certificate has been issued by the Corporation in respect of such security, unless or until a duly executed transfer in respect thereof has been presented for registration.

61. Defaced, Destroyed, Stolen or Lost Security Certificates. In case of the defacement, destruction, theft or loss of a security certificate, the fact of such defacement, destruction, theft or loss shall be reported by the owner to the Corporation or to an agent of the Corporation (if any), on behalf of the Corporation, with a statement verified by oath or statutory declaration as to the defacement, destruction, theft or loss and the circumstances concerning the same and with a request for the issuance of a new security certificate to replace the one so defaced, destroyed, stolen or lost. Upon the giving to the Corporation (or if there be an agent, hereinafter in this paragraph referred to as the "Corporation's agent", then to the Corporation and Corporation's agent) of a bond of a surety company (or other security approved by the directors) in such form as is approved by the directors or by the Chairman of the Board (if any), the President, a Vice-President, the Secretary or the Treasurer of the Corporation, indemnifying the Corporation (and the Corporation's agent if any) against all loss, damage or expense, which the Corporation and/or the Corporation's agent may suffer or be liable for by reason of the issuance of a new security certificate to such shareholder, and provided the Corporation or the Corporation's agent does not have notice that the security has been acquired by a bona fide purchaser and before a purchaser described in section 68 of the Act has received a new, reissued or re-registered security, a new security certificate may be issued in replacement of the one defaced, destroyed, stolen or lost, if such issuance is ordered and authorized by any one of the Chairman of the Board (if any), the President, a Vice-President, the Secretary or the Treasurer of the Corporation or by resolution of the directors.

62.      Enforcement of Lien for Indebtedness. Subject to subsection (8) of section 49 of the Act, if the articles of the Corporation provide that the Corporation has a lien on the shares registered in the name of a shareholder or the shareholder's legal representative for a debt of that shareholder to the Corporation, the directors of the Corporation may sell any such shares in such manner as they think fit until the debt has been paid in full. No sale shall be made until such time as the debt ought to be paid and until a demand and notice in writing stating the amount due and demanding payment and giving notice of intention to sell in default shall have been served on the holder or his legal representative of the shares subject to the lien and default shall have been made in payment of such debt for seven days after service of such notice. Upon any such sale, the proceeds shall be applied, firstly, in payment of all costs of such sale, and, secondly, in satisfaction of the debt of the shareholders of the Corporation and the residue (if any) shall be paid to the shareholder or as he shall direct. Upon any such sale, the directors may enter or cause to be entered the purchaser's name in the securities register of the Corporation as holder of the shares, and the purchaser shall not be bound to see to the regularity or validity of, or be affected by, any irregularity or invalidity in the proceedings, or be bound to see to the application of the purchase money, and after his name or the name of his legal representative has been entered in the securities register, the validity of the sale shall not be impeached by any person, and the remedy of any person aggrieved by the same shall be in damages only and against the Corporation exclusively.

                                   DIVIDENDS
                                   ---------

63. The directors may from time to time by resolution declare and the Corporation may pay dividends on its issued shares, subject to the provisions (if any) of the Corporation's articles.

         The directors shall not declare and the Corporation shall not pay a dividend if there are reasonable grounds for believing that:

(a) the Corporation is, or would be after the payment be, unable to pay its liabilities as they become due; or

(b) the realizable value of the Corporation's assets would thereby be less than the aggregate of its liabilities and stated capital of all classes.

         The Corporation may pay a dividend by issuing fully paid shares of the Corporation and, subject to section 42 of the Act, the Corporation may pay a dividend in money or property.

64. In case several persons are registered as the joint holders of any securities of the Corporation, any one of such persons may give effectual receipts for all dividends and payments on account of dividends, principal, interest and/or redemption payments in respect of such securities.

                  VOTING SECURITIES IN OTHER BODIES CORPORATE
                  -------------------------------------------

65. All securities of any other body corporate carrying voting rights held from time to time by the Corporation may be voted at all meetings of shareholders, bondholders, debenture holders or holders of such securities, as the case may be, of such other body corporate and in such manner and by such person or persons as the directors of the Corporation shall from time to time determine and authorize by resolution. The duly authorized signing officers of the Corporation may also from time to time execute and deliver for and on behalf of the Corporation proxies and arrange for the issuance of voting certificates or other evidence of the right to vote in such names as they may determine without the necessity of a resolution or other action by the directors.

                                 NOTICES, ETC.
                                 -------------

66. Service. Any notice or document required by the Act, the articles, the by-laws or otherwise to be sent to any shareholder or director of the Corporation may be delivered personally to or sent by pre-paid mail addressed to:

(a) the shareholder at his latest address as shown in the records of the Corporation or its transfer agent; and

(b) the director at his latest address as shown in the records of the Corporation or in the last notice filed under section 106 or 113 of the Act.

With respect to every notice or document sent by mail it shall be sufficient to prove that the envelope or wrapper containing the notice or document was properly addressed and put into a post office or into a post office letter box. With respect to every notice or document sent by mail or delivered personally, such notice shall be deemed to have been sent on the day of mailing or personal delivery.

Notwithstanding the foregoing, provided that the addressee has consented in writing and has designated an information system for the receipt of electronic documents as contemplated by the Act, the Corporation may satisfy the requirements to send any notice or document referred to above by creating an electronic document and providing such electronic document to the applicable specified information system or otherwise posting or making such document available on a generally accessible electronic source, such as a web site, and providing written notice of the availability and location of that electronic document, unless otherwise prescribed by the Act. Any such electronic document shall be deemed to have been sent and received by the addressee when it enters the information system of the addressee or, if posted or otherwise made available through a generally accessible electronic source, when the addressee receives written notice of the availability and location of that electronic document.

67. Failure to Locate Shareholders. If the Corporation sends a notice or document to a shareholder and the notice or document is returned on two consecutive occasions because the shareholder cannot be found, the Corporation is not required to send any further notices or documents to the shareholder until the shareholder informs the Corporation in writing of the shareholder's new address.

68. Shares Registered in More than one Name. All notices or documents shall, with respect to any shares in the capital of the Corporation registered in more than one name, be sent to whichever of such persons is named first in the records of the Corporation and any notice or document so sent shall be sufficient notice of delivery of such document to all the holders of such shares.

69. Persons Becoming Entitled by Operation of Law. Every person who by operation of law, transfer or by any other means whatsoever shall become entitled to any shares in the capital of the Corporation shall be bound by every notice or document in respect of such shares which prior to his name and address being entered on the records of the Corporation in respect of such shares shall have been duly sent to the person or persons from whom he derives his title to such shares.

70. Deceased Shareholder. Any notice or document sent to any shareholder in accordance with paragraph 66 shall, notwithstanding that such shareholder be then deceased and whether or not the Corporation has notice of his decease, be deemed to have been duly sent in respect of the shares held by such shareholder (whether held solely or with other persons) until some other person be entered in his stead in the records of the Corporation as the holder or one of the holders thereof and shall be deemed to have been duly sent to his heirs, executors, administrators and legal representatives and all persons (if any) interested with him in such shares.

71. Signatures to Notices. The signature of any director or officer of the Corporation to any notice may be written, stamped, typewritten, printed or electronically applied or partly written, stamped, typewritten or printed or electronically applied.

72. Computation of Time. Where a given number of days' notice or notice extending over any period is required to be given under any provisions of the articles or by-laws of the Corporation, the day the notice is sent shall, unless it is otherwise provided, be counted in such number of days or other period.

73. Proof of Service. A certificate of any officer of the Corporation in office at the time of the making of the certificate or of an agent of the Corporation as to facts in relation to the sending of any notice or document to any shareholder, director, officer or auditor or publication of any notice or document shall be conclusive evidence thereof and shall be binding on every shareholder, director, officer or auditor of the Corporation, as the case may be.

                          CHEQUES, DRAFTS, NOTES, ETC.
                          ----------------------------

74. All cheques, drafts or orders for the payment of money and all notes, acceptances and bills of exchange shall be signed by such officer or officers or other person or persons, whether or not officers of the Corporation, and in such manner as the directors may from time to time designate by resolution.

                             CUSTODY OF SECURITIES
                             ---------------------

75. All securities (including warrants) owned by the Corporation may be lodged (in the name of the Corporation) with a chartered bank or a trust company or in a safety deposit box or, if so authorized by resolution of the directors, with such other depositaries or in such other manner as may be determined from time to time by the directors.

         All securities (including warrants) belonging to the Corporation may be issued and held in the name of a nominee or nominees of the Corporation (and if issued or held in the names of more than one nominee shall be held in the names of the nominees jointly with right of survivorship) and shall be endorsed in blank with endorsement guaranteed in order to enable transfer thereof to be completed and registration thereof to be effected.

                          EXECUTION OF CONTRACTS, ETC.
                          ----------------------------

76. Contracts, documents or instruments requiring the signature of the Corporation may be signed by the President alone and all contracts, documents or instruments so signed shall be binding upon the Corporation without any further authorization or formality. The directors are authorized from time to time by resolution to appoint any officer or officers or any other person or persons on behalf of the Corporation either to sign contracts, documents or instruments generally or to sign specific contracts, documents or instruments.

         The corporate seal of the Corporation may, when required, be affixed by the President to contracts, documents or instruments signed by him as aforesaid or by an officer or officers, person or person appointed as aforesaid by resolution of the board of directors.

         The term "contracts, documents or instruments" as used in this by-law shall include deeds, mortgages, hypothecs, charges, conveyances, transfers and assignments of property, real or personal, immovable or movable, agreements, releases, receipts and discharges for the payment of money or other obligations, conveyances, transfers and assignments of securities and all paper writings.

         In particular, without limiting the generality of the foregoing, the President alone is authorized to sell, assign, transfer, exchange, convert or convey all securities owned by or registered in the name of the Corporation and to sign and execute (under the seal of the Corporation or otherwise) all assignments, transfers, conveyances, powers of attorney and other instruments that may be necessary for the purpose of selling, assigning, transferring, exchanging, converting or conveying any such securities.

         The signature or signatures of any officer or director of the Corporation and/or of any other officer or officers, person or persons appointed as aforesaid by resolution of the directors may, if specifically authorized by resolution of the directors, be printed, engraved, lithographed or otherwise mechanically or electronically reproduced upon all contracts, documents or instruments or bonds, debentures or other securities of the Corporation executed or issued by or on behalf of the Corporation and all contracts, documents or instruments or securities of the Corporation on which the signature or signatures of any of the foregoing officers, directors or persons shall be so reproduced, by authorization by resolution of the directors, shall be deemed to have been manually signed by such officers, directors or persons whose signature or signatures is or are so reproduced and shall be as valid to all intents and purposes as if they had been signed manually and notwithstanding that the officers, directors or persons whose signature or signatures is or are so reproduced may have ceased to hold office at the date of the delivery or issue of such contracts, documents or instruments or securities of the Corporation.

                                 FISCAL PERIOD
                                 -------------

77. The fiscal period of the Corporation shall terminate on such day in each year as the board of directors may from time to time by resolution determine.

                     EFFECTIVE DATE; REPEAL OF BY-LAW NO. 1
                     --------------------------------------

78. This By-law No. 1A shall be effective, and By-law No. 1 of the Corporation shall be repealed, as at the date on which the directors of the Corporation pass a resolution making this by-law.

         MADE the 8th day of November, 2005.



 (Signed) Kenneth E. MacNeill                (Signed) Garnet M. Schulhauser
 -------------------------------             -----------------------------------
 President                                   Secretary

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                 Shore Gold Inc.
                                     -------------------------------------------
                                                  (Registrant)

Date:   December 2, 2005             By:    /s/ HARVEY J. BAY
        ----------------                    ------------------------------------
                                            Name:    Harvey J. Bay
                                            Title:   Chief Financial Officer